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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                                   IOMED INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

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                                (CUSIP NUMBER)

                       ELAN INTERNATIONAL SERVICES, LTD.
            C/O DAVID ROBBINS, ESQ., BROCK SILVERSTEIN MCAULIFFE LLC
                   ONE CITICORP CENTER, 153 EAST 53RD STREET,
                56TH FLOOR, NEW YORK, N.Y. 10022 (212) 371-2000
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      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                 APRIL 29, 1998
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                           (Continued on following pages)

                                                  Page 1 of 5 pages

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                                  SCHEDULE 13D

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CUSIP NO.                                                   PAGE 2 OF 5 PAGES
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  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Elan International Services, Ltd.
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                      (B) [ ]
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  3     SEC USE ONLY
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  4     SOURCE OF FUNDS*
                 OO  (See Item 3)
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                [ ]
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 Bermuda
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NUMBER OF SHARES     7    SOLE VOTING POWER
  BENEFICIALLY                      2,204,359 shares.
  OWNED BY EACH    ------------------------------------------------------------
REPORTING PERSON      8    SHARED VOTING POWER
    WITH                           - 0 -
                   ------------------------------------------------------------

                      9    SOLE DISPOSITIVE POWER
                                    2,204,359 shares.
                   ------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                                    - 0 -
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,204,359 shares.
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            30.43% (based upon 7,243,228 outstanding shares of the Issuer, as reported in the Issuer=s
                            Registration Statement on S-1, declared effective
                            as of April 23, 1998.
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14        TYPE OF REPORTING PERSON*
                   CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1.  SECURITY AND ISSUER.

                  Iomed, Inc.
                  3385 West 1820 South
                  Salt Lake City, Utah  84104

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Form 13-D is filed by Elan International Services, Ltd., a Bermuda corporation ("EIS"), 102 St. James Court, Flatts Smiths, FL 04, Bermuda. EIS is a wholly-owned subsidiary of Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, an Irish public limited company ("Elan"). During the last five years, none of the persons named above in this
Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Concurrent with the closing of the IPO (as defined below), EIS has acquired an aggregate of 2,100,192 shares stock of the Issuer, consisting of 1,206,391 share of common stock, no par value (the "Common Stock"), and 893,801 shares of Series D Non-Voting Convertible Preferred Stock, for aggregate consideration of $15,751,438.41, which was provided by EIS's general corporate funds.

ITEM 4.  PURPOSE OF TRANSACTION.

                  In connection with a licensing and financing transaction consummated on April 14, 1997, the Issuer issed promissory notes, in the original principal amounts of $10,000,000 and $5,000,000 (respectively, the "A Note" and the "B Note"; collectively, the "Notes") to Elan International Management, Ltd. ("EIM"). Under the terms of a note purchase agreement by and among the Issuer, EIS and EIM (the "NPA"), pursuant to which the Notes were issued and sold, upon consummation of an initial public offering of Common Stock of the Issuer (an "IPO"), the Issuer was to repay the all principal and accrued interest on the Notes in full, and EIS was to subscribe for an amount of shares of Common Stock equal to the quotient obtained by dividing (i) the sum of principal and accrued interest on the Notes (i.e., $15,751,438.41) by
(ii) the IPO price of Common Stock.

                  Pursuant to an amendment to the NPA dated April 24, 1998 (the "Amendment"), the Issuer repaid all outstanding principal and interest on the Notes, and EIS subscribed for 1,206,391 shares of Common Stock and 893,801 shares of a newly created series of non-voting, convertible preferred stock.

                  In addition, pursuant to the terms of the NPA, EIS received a warrant to purchase Common Stock (the "Warrant"), permitting EIS to purchase up to 500,000 shares of Common Stock of the Issuer at an exercise price of $4.50 per share. Following a reverse split of the Common Stock, the Warrant currently permits EIS to purchase up to 104,167 shares at an exercise price of $21.60 per share.

                  Except as set forth above, neither EIS nor Elan has a plan or proposal which relates to or would result in:


                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


                  (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

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                  (c) A sale or transfer of a material amount of assets of the
Issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing the Common Stock to cease to be listed for trading on the American Stock Exchange, Inc.;

                  (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

                  (a) through (d): See Item 3 above. EIS has sole power to vote and sole authority to dispose or direct the dispositions of the entire amount of Common Stock reported by this Schedule 13-D.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The NPA, the Amendment and the Warrant; see Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  The NPA and the Amendment.

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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



Date: May 12, 1998



                                            Elan International Services, Ltd.




                                            By:
                                               --------------------------------
                                                 Kevin Insley
                                                 Director